SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 April, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 April 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Results from phase 2b “DEEP” study in severe pre-eclampsia

London, UK; Brentwood, TN, US; 22 April 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, today announces that its placebo-controlled phase 2b Digoxin Immune Fab (DIF) Efficacy Evaluation in Pre-eclampsia (“DEEP”) study in severe pre-eclampsia has met one of its two primary endpoints. Severe pre-eclampsia is a potentially life threatening complication of pregnancy for which there is no effective treatment other than delivery of the baby. Pre-eclampsia is a leading cause of maternal and infant death throughout the world.

The DEEP study was designed to investigate whether treatment with a DIF (Digibind®*, GlaxoSmithKline) could influence the progression of the disease by neutralising endogenous digoxin-like factors (EDLFs) which are produced by the placenta and are present at higher levels in some women with pre-eclampsia. The study involved 51 women with severe pre-eclampsia who were in the 24th – 34th week of pregnancy, and for whom delivery of the baby was considered necessary within 72 hours to prevent possible life-threatening complications for the mother or baby. Women received either Digibind or placebo every 6 hours for up to 48 hours. The well-being of both the mother and baby were assessed for up to 24 hours after the birth and also at 6 weeks.

The main symptoms of pre-eclampsia in the mother are a rise in blood pressure and the appearance of protein in the urine, which indicates that the kidney may not be functioning properly. The two primary endpoints of the study were creatinine clearance, a measure of kidney function and the use of antihypertensive medication to lower blood pressure. The DEEP study met one of the primary endpoints in that the deterioration in kidney function during the 24-48 hours period of treatment was significantly less (p<0.05) in patients receiving Digibind compared to patients receiving placebo. However, in this study there was no significant difference for the other primary endpoint, the use of antihypertensive drugs. There was also no significant difference between Digibind and placebo in the time to delivery of the baby, although the study was not powered to show statistical significance for this secondary endpoint. None of the mothers receiving Digibind reported side effects to treatment with Digibind.

Protherics licensed the intellectual property rights to use DIFs in pre-eclampsia from Glenveigh Pharmaceuticals LLC (“Glenveigh”) in December 2006. Protherics paid a $5 million upfront payment to Glenveigh and assumed responsibility for completing the DEEP study. Under the terms of the contract, Protherics will now make an additional $5 million milestone payment to Glenveigh.

Andrew Heath, Chief Executive of Protherics, commented: ’The DEEP study results provide evidence to support our hypothesis that, through the neutralisation of EDLFs, treatment with a DIF might be able to improve the outcome for women with this life threatening condition during pregnancy. However, the results from this small and complex study are not conclusive and further analysis of the full data will be required to determine the direction of the programme.’

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For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About Pre-eclampsia

Pre-eclampsia is a life-threatening disorder occurring in 10% of pregnancies worldwide per year. It is characterised by high blood pressure and can lead to renal failure and seizures. It typically results in the early delivery of the baby, with potential developmental abnormalities and the possible death of the mother and/or baby.

By conservative estimates, pre-eclampsia and other hypertensive disorders of pregnancy are responsible for 76,000 deaths each year in the US. Pre-eclampsia is also a major cause of admission of babies into Neonatal Intensive Care Units (NICU). Currently there are no approved therapies available to treat pre-eclampsia and few products in development.

The cause of pre-eclampsia has not been conclusively identified but several vasoactive substances called endogenous digoxin-like factors (EDLFs) have been identified in the blood and placenta of women with pre-eclampsia. These EDLFs rapidly disappear following delivery of the baby, coincident with the disappearance of the symptoms of pre-eclampsia. Both Digibind and DigiFab™ (Protherics), which have been found to bind to EDLFs in vitro, may have potential application in the treatment of pre-eclampsia.

About Digoxin Immune Fabs

Digibind and DigiFab™ are intravenously administered polyclonal antibody fragments (Fab) designed to bind and neutralize digoxin. These products are used in the treatment of patients with life-threatening or potentially life-threatening digoxin toxicity or overdose.

Digoxin is the most commonly used cardiac glycoside in the treatment of congestive heart failure, and is also used to slow heart rate in some cardiac disturbances. Digoxin toxicity can cause potentially life-threatening heart rhythm disturbances, ranging from very slow to rapid ventricular rhythms.

*Digibind is a trademark of the GlaxoSmithKline group of companies

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million licensing deal with AstraZeneca in December 2005. AstraZeneca is currently conducting an additional, expanded phase 2 programme. In addition, Protherics has today reported the results from a phase 2b study with Digoxin Immune Fab for the treatment of pre-eclampsia.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and or the EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in H1 2008.

Protherics has a strong cash position, with cash balances at 30 September 2007 of £46.9 million, having completed a £38 million equity fundraising in January 2007 and received a £10 million milestone payment from AstraZeneca in April 2007.

With headquarters in London, the Company has approximately 290 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics’ product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

END